# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 12/28/2025
Amends the filing with accession number 0001493152-25-028763
Filed by CIK 0002083841
Persons authorized to receive notices and communications: c/o Viking Cake BR, LLC, 18625 Macalpine Loop, Bend, Oregon (OR), 97702, 503-970-3376

## Reporting persons
- Viking Cake BR, LLC (CIK 0002083841): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") and an equal number of shares of Class C Common Stock of Black Rock Coffee Bar, Inc. (the "Issuer") held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Viking Cake Fuel, LLC (CIK 0002084799): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake Fuel, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Daniel Brand (CIK 0002079952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 19,352,285; shared voting power 0; sole dispositive power 19,352,285; shared dispositive power 0; aggregate amount beneficially owned 19,352,285 (52.5% of the class)
  Comment: Amount in rows 5 and 7 consists of (a) 2,767,111 LLC Units held by the Jeffrey R. Hernandez 2021 Trust, (b) 3,010,971 LLC Units held by the Tiffany S. Hernandez 2021 Trust (together with the Jeffrey R. Hernandez 2021 Trust, the "Hernandez Irrevocable Trusts"), (c) 658,314 LLC Units held by the Jacob V. Spellmeyer 2021 Trust, (d) 757,376 LLC Units held by the Juliet A. Spellmeyer 2021 Trust (together with the Jacob V. Spellmeyer 2021 Trust, the "Spellmeyer Irrevocable Trusts"), (e) 234,366 LLC Units held by the Bryan D. Pereboom 2021 Trust, (f) 305,366 LLC Units held by the Nicole Pereboom 2021 Trust (together with the Bryan D. Pereboom 2021 Trust, the "Pereboom Trusts"), and (g) 11,618,781 LLC Units held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC (collectively, "Viking Cake"). Mr. Brand serves as the investment advisor for the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. As investment advisor, Mr. Brand may be deemed to hold voting and investment power with respect to the shares held by the Hernandez Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. Mr. Brand disclaims beneficial ownership of the shares held by the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts, the Pereboom Trusts and Viking Cake except to the extent of his pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 36,830,737 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 19,352,285 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Jeffrey Hernandez (CIK 0002083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Hernandez disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.
- Bryan Pereboom (CIK 0002080000): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Pereboom disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.
- Jacob Spellmeyer (CIK 0002077876): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Spellmeyer disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Comment: This Amendment No. 1 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 22, 2025 (the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 28, 2025:

(1) Mr. Brand received 125,097 LLC Units and 125,097 shares of Class C Common Stock pursuant to a distribution to Mr. Brand as beneficiary of the Daniel J. Brand 2021 Trust. Mr. Brand gifted 125,097 LLC Units and 125,097 shares of Class C Common Stock (which shares automatically converted to shares of Class B Common Stock) to NCF Charitable Assets Trust, a donor advised fund ("NCF").

(2) Mr. Hernandez received 243,860 LLC Units and 243,860 shares of Class C Common Stock pursuant to a distribution to Mr. Hernandez as beneficiary of the Jeffrey R. Hernandez 2021 Trust. Mr. Hernandez gifted 243,860 LLC Units and 243,860 shares of Class C Common Stock (which shares automatically converted to shares of Class B Common Stock) to NCF.

(3) Mr. Pereboom received 71,000 LLC Units and 71,000 shares of Class C Common Stock pursuant to a distribution to Mr. Pereboom as beneficiary of the Bryan D. Pereboom 2021 Trust. Mr. Pereboom gifted 71,000 LLC Units and 71,000 shares of Class C Common Stock (which shares automatically converted to shares of Class B Common Stock) to NCF.

(4) Mr. Spellmeyer received 99,062 LLC Units and 99,062 shares of Class C Common Stock pursuant to a distribution to Mr. Spellmeyer as beneficiary of the Jacob V. Spellmeyer 2021 Trust. Mr. Spellmeyer gifted 99,062 LLC Units and 99,062 shares of Class C Common Stock (which shares automatically converted to shares of Class B Common Stock) to NCF.

These shares remain subject to the Lock-Up Agreements for a period of 180 days after the date of the final prospectus relating to the public offering of the Issuer's Class A Common Stock (the "IPO"), as required pursuant to the Lock-Up Agreements the Co-Founders entered into with the underwriters in connection with the IPO. The Co-Founders do not have a pecuniary interest in the securities held by NCF.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of each cover page.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment, which information is incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions of the Class A Common Stock during the 60 days preceding the date of this report.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Signatures
- Viking Cake BR, LLC: /s/ Jacob Spellmeyer, Jacob Spellmeyer, Manager of Vahalda LLC, its Manager (12/30/2025)
- Viking Cake Fuel, LLC: /s/ Jeffrey Hernandez, Jeffrey Hernandez, Manager of Viking Cake BR, LLC, its Member (12/30/2025)
- Daniel Brand: /s/ Daniel Brand, Daniel Brand (12/30/2025)
- Jeffrey Hernandez: /s/ Jeffrey Hernandez, Jeffrey Hernandez (12/30/2025)
- Bryan Pereboom: /s/ Bryan Pereboom, Bryan Pereboom (12/30/2025)
- Jacob Spellmeyer: /s/ Jacob Spellmeyer, Jacob Spellmeyer (12/30/2025)